UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
Specialized Disclosure Report

NUANCE COMMUNICATIONS, INC.
(Exact Name of Registrant as Specified in its Charter)

DELAWARE	001-36056	94-3156479
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)
1 Wayside Road Burlington, Massachusetts 01803
(Address of Principal Executive Offices)

Kenneth M. Siegel
Executive Vice President and Chief Legal Officer
(781) 565-5000
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2017 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
A copy of the Company’s Conflict Minerals Report filed for the calendar year ended December 31, 2017 is publicly available at www.Nuance.com under “Corporate Governance.”
Item 1.02 Exhibit
As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.
Section 2 - Exhibits
Item 2.01 Exhibit

Exhibit 1.01	Conflict Minerals Report of Company for the calendar year ended December 31, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NUANCE COMMUNICATIONS, INC.

By: /s/ Kenneth M. Siegel
Kenneth M. Siegel
Executive Vice President and
Chief Legal Officer
Dated: May 31, 2018